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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended March 31, 2005

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
LG&E Energy LLC
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Dr. Rainer Liesen
General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
49 (211) 4579 603

E.ON AG

FORM U-9C-3
For the Quarter Ended March 31, 2005

i

This report covers the quarter ended March 31, 2005.

Item 1.—ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business
	E.ON AG	(a)	6/16/00	Germany	n/a	Holding Company
	E.ON US Holding GmbH	(a)	—	Germany	100%	Intermediate Holding Company; subsidiary of E.ON AG
	E.ON US Investments Corp.	(a)	12/2/00	Delaware	100%	Intermediate Holding Company; subsidiary of E.ON US Holding GmbH
1.	LG&E Energy LLC+	(a)	12/ /03	Kentucky	100%	Intermediate Holding Company; subsidiary of E.ON US Investments Corp.
1.1	LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%	Power Marketing
1.1.1	Woodlands Technology, LLC	Energy	—	Texas	15%	Development of software for energy-marketing activities
1.2	LG&E Capital Corp.	(a)	4/26/91	Kentucky	100%	Non-Utility Holding Company
1.2.1	LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%	Consumer Lending Services
1.2.2	LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%	Appliance Repair and Warranty
1.2.3	Airborne Pollution Control Inc.	Energy	12/10/98	Alberta, Canada	4.9%	Pollution and Waste Control Technology
1.2.4	FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%	Owner of Coal Reserves
1.2.5	LG&E International Inc.	Energy	11/8/93	Delaware	100%	Management and Holding Company
1.2.5.1	LG&E Power Services LLC	Energy	6/29/01	Delaware	100%	Power facilities management and operations
1.2.6	WKE Corp.	(a)	5/1/98	Kentucky	100%	Investment Holding Company
1.2.6.1	LCC LLC	Energy	3/2/99	Kentucky	100%	Owns Options on Mineral Rights
1.2.6.2	FCD LLC	Energy	2/17/00	Kentucky	100%	Owns Options and Actual Riparian Rights
1.2.7	LG&E Power Inc.	(a)	5/7/80	Delaware	100%	Holding Company for Non-Utility Investments
1.2.7.1	LG&E Power Operations Inc.	Energy	6/8/82	California	100%	Power Project Ownership, Management & Development
1.2.7.1.1	LG&E Power 5 Incorporated	*	3/31/83	California	100%	Inactive
1.2.7.1.2	LG&E Power 16 Incorporated	(a)	8/3/99	California	100%	Indirect Owner of Generation Facilities
1.2.7.1.3	LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%	Indirect Owner of Generation Facilities
1.2.7.1.3.1	LG&E Roanoke Valley LP	(a)	3/14/90	California	1%gp1 99%lp2	Indirect Owner of Generation Facilities
1.2.7.1.4	LG&E Power 31 Incorporated	*	2/7/95	California	100%	Inactive

1.2.7.1.5	LG&E Power 31 Wind Incorporated	*	12/19/94	California	100%	Inactive
1.2.7.1.5.1	LG&E Power 31 L.P.	*	2/95	California	1%gp3 99%lp4	Inactive
1.2.7.1.6	Westmoreland-LG&E Partners	Energy	—	Virginia	—	Owner of interest in QF
1.2.7.1.7	LG&E/Kelso Partners, L.P.	*	—	California	—	Inactive
1.2.7.2	American Power Incorporated	*	4/9/87	California	100%	Former Investor in EWG
1.2.7.3	LG&E Power Development Inc.	Energy	12/12/84	California	100%	Development of QFs and EWGs
1.2.7.4	LG&E Crown Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.7.5	LG&E Minor Facilities Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.7.6	Power Tex Parent Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.7.7	Llano Gathering Inc.	*	4/20/2000	New Mexico	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.7.8	Llano Storage Inc.	*	4/20/2000	New Mexico	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.7.9	LG&E Power Gregory I Inc.	*	3/30/78	New Mexico	100%	Inactive
1.2.7.10	LG&E Power Gregory II Inc.	*	5/18/98	Delaware	100%	Inactive
1.2.8	KUCC Grimes Corporation	Energy	7/6/98	Delaware	100%	Former investor in QF development
1.2.9	KU Solutions Corporation	Energy	11/21/95	Kentucky	100%	Energy Marketing and Services

+
LG&E Energy Corp. was merged into LG&E Energy LLC on December 30, 2003. Numerical designations show degree of remoteness from LG&E Energy LLC.

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

directly held by LG&E Power 16 Incorporated

2
directly held by LG&E Power Roanoke Incorporated

3
directly held by LG&E Power 31 Incorporated

4
directly held by LG&E Power 31 Wind Incorporated

Narrative Description of Activities of Each
Reporting Company during the Reporting Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), all of which are EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security*	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital Corp.	Money pool loan	$(7,286,791)	—	—	Money pool	N/A	—
LG&E Energy Marketing Inc.	Money pool loan	$(15,280,481)	—	—	Money pool	N/A	—

*
Reflects net change in intercompany loans during the reporting period. (Parenthesis denote reduction.)

With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
LG&E Energy LLC	LG&E Energy Marketing Inc.	$45 million
LG&E Energy LLC	LG&E Capital Corp.	$35 million

Item 3.—ASSOCIATE TRANSACTIONS

NOTE: Chart reflects the net intercompany balance sheet flows between the entities with respect to the period. In some cases, this includes amounts not related to applicable services provided or received by the entities involved. Among other items, "miscellaneous services" also includes quarterly intercompany clearance of tax settlements made among the entities.

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Home Services	LG&E Capital Corp.	Miscellaneous Services	$1,791			$1,791
Home Services	LG&E Utility	Miscellaneous Services	$4,800			$4,800
Home Services	Services Company	Miscellaneous Services	$102			$102
FSF Minerals Inc.	LG&E Capital Corp.	Miscellaneous Services	$10,102			$10,102
KU Solutions	LG&E Capital Corp.	Miscellaneous Services	$2,916			$2,916
LCC LLC	WKEC	Miscellaneous Services	$6,078			$6,078
LCC LLC	LEL	Miscellaneous Services	$86			$86
FCD LLC	LG&E Capital Corp.	Miscellaneous Services	$76,711			$76,711
FCD LLC	WKEC	Miscellaneous Services	$3,217			$3,217
FCD LLC	LEL	Miscellaneous Services	$6,165			$6,165
LG&E Energy Marketing Inc.	LG&E Capital Corp.	Miscellaneous Services	$213,714			$213,714
LG&E Power Inc.	LG&E Power Development Inc.	Convenience Payments	$600			$600
LG&E Power Inc.	LG&E Power Operations Inc.	Miscellaneous Services	$988,438			$988,438
LG&E Power Inc.	LG&E Power Operations Inc.	Labor Related	$31,206			$31,206
LG&E Power Inc.	LG&E Power Operations Inc.	Convenience Payments	$39,891			$39,891
LG&E Power Inc.	LG&E Power Gregory I Inc.	Miscellaneous Services	$3,898,830			$3,898,830
LG&E Power Services LLC	LG&E Power Inc.	Miscellaneous Services	$151,780			$151,780
LG&E Power Services LLC	LG&E Power Inc.	Labor Related	$31,437			$31,437
LG&E Power Services LLC	LG&E Power Inc.	Convenience Payments	$2,408			$2,408
LG&E Power Services LLC	LG&E Power Operations Inc.	Convenience Payments	$488			$488
LG&E Power Services LLC	LG&E Power Operations Inc.	Miscellaneous Services	$163			$163
LG&E Power Services LLC	LG&E Power Operations Inc.	Labor Related	$3,585			$3,585
LG&E Power Services LLC	LG&E Power Operations Inc.	Other Payments	$9,396			$9,396
LG&E Power Services LLC	LG&E International Inc.	Convenience Payments	$50			$50
LG&E Power Operations Inc.	Llano Gathering Inc.	Convenience Payments	$3,269			$3,269
LG&E Power Gregory II	LG&E Power Inc.	Miscellaneous Services	$2,515,874			$2,515,874

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

NOTE: Chart reflects the net intercompany balance sheet flows between the entities with respect to the period. In some cases, this includes amounts not related to applicable services provided or received by the entities involved. Among other items, "miscellaneous services" also includes quarterly intercompany clearance of tax settlements made among the entities.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Capital Corp.	Home Services	Miscellaneous Services	$4,063			$4,063
LG&E Capital Corp.	FSF Minerals Inc.	Miscellaneous Services	$37,945			$37,945
LG&E Capital Corp.	KU Solutions	Miscellaneous Services	$11,645			$11,645
LG&E Capital Corp.	LCC LLC	Miscellaneous Services	$19,581			$19,581
LG&E Capital Corp.	FCD LLC	Miscellaneous Services	$65,530			$65,530
Kentucky Utilities	KU Solutions	Labor Related	$55,208			$55,208
Kentucky Utilities	KU Solutions	Miscellaneous Services	$10,573			$10,573
Kentucky Utilities	KU Solutions	Convenience Payments	$131,313			$131,313
Services Company	Home Services	Miscellaneous Services	$1,697			$1,697
Services Company	FSF Minerals Inc.	Miscellaneous Services	$2,271			$2,271
Services Company	FCD LLC	Miscellaneous Services	$1,081			$1,081
Services Company	LG&E Power Inc.	Miscellaneous Services	$432,928	$34,724		$467,652
Services Company	LEM	Miscellaneous Services	$1,189,516	$542,178		$1,731,694
LG&E Power Inc.	LG&E Power Operations Inc.	Miscellaneous Services	$988,438			$988,438
LG&E Power Inc.	LG&E Power Operations Inc.	Labor Related	$31,206			$31,206
LG&E Power Inc.	LG&E Power Operations Inc.	Convenience Payments	$39,891			$39,891
LG&E Power Inc.	LG&E Power Gregory I Inc.	Miscellaneous Services	$3,898,830			$3,898,830
LG&E Power Services LLC	LG&E Power Inc.	Miscellaneous Services	$151,780			$151,780
LG&E Power Services LLC	LG&E Power Inc.	Labor Related	$31,437			$31,437
LG&E Power Services LLC	LG&E Power Inc.	Convenience Payments	$2,408			$2,408
LG&E Power Services LLC	LG&E Power Operations Inc.	Convenience Payments	$488			$488
LG&E Power Services LLC	LG&E Power Operations Inc.	Other Payments	$9,396			$9,396
LG&E Power Gregory II Inc.	LG&E Power Inc.	Miscellaneous Services	$2,515,874			$2,515,874
LG&E Power Argentina I Inc.	LG&E Power Inc.	Miscellaneous Services	$2			$2

LG&E Power Development Inc.	LG&E Power Operations Inc.	Other Payments	$3,191	$3,191
LG&E Power 16 Inc.	LG&E Power Operations Inc.	Miscellaneous Services	$4,492,334	$4,492,334
LG&E Power Roanoke Inc.	LG&E Power Operations Inc.	Miscellaneous Services	$100,372	$100,372
Llano Gathering Inc.	LG&E Power Operations Inc.	Miscellaneous Services	$1,452	$1,452
Company Names:
LEL	LG&E Energy LLC
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2005	$79,237,146,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$11,885,571,900	Line 2
Greater of $50 million or Line 2	$11,885,571,900	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$0
Energy-related business Category—Rule 58(b)(1)(ii) (2)	$0
Energy-related business Category—Rule 58(b)(1)(iv) (3)	$4,200,441
Energy-related business Category—Rule 58(b)(1)(v) (4)	$874,259,687
Energy-related business Category—Rule 58(b)(1)(vii) (5)	$19,976,692
Energy-related business Category—Rule 58(b)(1)(viii) (6)	$32,876,459
Energy-related business Category—Rule 58(b)(1)(ix) (7)	$6,571,923

Total current aggregate investment	$937,885,202	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$10,947,686,698	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i) (1)	$0
Gas-related business Category—Rule 58(b)(2)(ii) (2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,322,388	$22,324,182	Changes in intercompany advances from 12/31/04 amounts
International investments (Argentine gas distribution and Spanish generation)	$42,554,404	$43,167,069	Changes in intercompany advances from 12/31/04 amounts
Consumer credit investments (LG&E Credit Corp.)	$297,351	$297,111	Changes in intercompany advances from 12/31/04 amounts
Unregulated generation investments	$101,760,887	$101,522,755	Changes in intercompany advances from 12/31/04 amounts.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Exhibit A	Financial Statements for Reporting Companies. (Filed confidentially; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
	FS-1	LG&E Home Services
	FS-2	LG&E Power Inc. Consolidated
	FS-3	LG&E Energy Marketing Inc.
	FS-4	KU Solutions
	FS-5	LG&E Power Services, Inc.
	FS-6	LG&E Power Operations
	FS-7	LG&E Power Gregory I, Inc.
	FS-8	LG&E Power Gregory II, Inc.
	FS-9	LG&E Power Gregory III, Inc.*
	FS-10	LG&E Power Gregory IV, Inc.*
	FS-11	FSF Minerals Inc.
	FS-12	LCC LLC
	FS-13	FCD LLC
	FS-14	Westmoreland-LG&E Partners—Rova II

*
Sold January 6, 2005

B. Exhibits:

Exhibit B-1	Copies of contracts required to be provided by Item 3
None
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned officers thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC
Date: May 26, 2005	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Senior Vice President Legal Affairs, General Counsel

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
P.O. Box 615
211 Sower Boulevard
Frankfort, KY 40602

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: May 26, 2005	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Senior Vice President Legal Affairs, General Counsel

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  Item 1.—ORGANIZATION CHART
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATE TRANSACTIONS
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
CERTIFICATE